Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Julie M. Allen
Member of the Firm
d 212.969.3155
f 212.969.2900
jallen@proskauer.com
www.proskauer.com

May 19, 2011

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Era Anagnosti, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:                                   Sabre Industries, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed on: May 12, 2011
File No.: 333-166432

Dear Ms. Anagnosti:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-166432) (the “Form S-1”) of Sabre Industries, Inc. (“Sabre” or the “Company”), in your letter dated May 16, 2011 (the “Comment Letter”).

We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in response to such comments in Amendment No. 8 to the Form S-1 (the “Amendment”) that will be filed with the Commission on today’s date.

For your convenience, your comments are set forth in this letter, followed by the Company’s response.  References in the response below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

General

1.              Please continue to monitor your financial statement updating requirements pursuant to Rule 3-12 of Regulation S-X.

We acknowledge the Staff’s comment and will continue to monitor our financial statement updating requirements pursuant to Rule 3-12 of Regulation S-X.

Recent Developments, page 2

2.              Please disclose your range of preliminary estimated net income for the fiscal year ended April 30, 2011 with equal or greater prominence than your disclosure of the non-GAAP measure consolidated Adjusted EBITDA.

Pursuant to the Staff’s comment, we have added disclosure of preliminary estimated net income for the fiscal year ended April 30, 2011 on page 2 of the Amendment.

Principal and Selling Stockholders, page 102

3.              Please disclose the natural persons with dispositive voting or investment control for each “Other Selling Stockholder” that is not a natural person.  For guidance, please refer to CDI 240.04 of our Regulation S-K Compliance and Disclosure Interpretations which are available on our website.

Pursuant to the Staff’s comment, we have added disclosure of the natural persons with dispositive voting or investment control for each “Other Selling Stockholder” that is not a natural person on page 104 of the Amendment.

Directed Share Program, page 118

4.              We note that the underwriters have reserved a certain number of shares for sale directly to the company’s directors, officers or employees.  Supplementally, please describe the mechanics of how and when the reserved shares are offered and sold to this category of investors.  For example, tell us how the prospective recipients and number of reserved shares are determined.  Tell us how and when you and/or the underwriters notified these investors, including the types of communications used.  Discuss the procedures these investors must follow in order to purchase the offered securities.  To the extent that the procedures to purchase the reserved shares differ from the procedures for the general offering to the public, please explain such differences.

The Company has requested that the underwriters reserve up to three percent of the shares to be offered for sale in a directed share program (“DSP”). The Company, in its sole discretion, will establish the aggregate number of shares reserved for the DSP, will specify the potential recipients of the directed shares, and will allocate the directed shares among the actual recipients. The Company has selected Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) to administer its DSP. The mechanics of the program are outlined below.

The Company is solely responsible for choosing the potential recipients of the directed shares from its directors, officers, employees, business associates and other related persons and provided the names, addresses and e-mail addresses of the potential recipients to Stifel Nicolaus.

On May 12, 2011, a letter was sent via e-mail to the potential recipients from the Chief Executive Officer of the Company.  The letter contained a link to the preliminary prospectus filed with the Commission.  The letter also contained contact information for Stifel Nicolaus for those potential recipients who were interested in the DSP.  For the benefit of certain individuals (e.g., individuals who do not have access to e-mail), the Company also posted copies of the letter at each of its manufacturing facilities.  To comply with Rule 134(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”), the letter contained a statement that no sales of the shares can occur, and no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective.  In addition, in accordance with Rule 134(d) under the Securities Act, the letter contained a statement that indications of interest made under the program create no obligation to purchase by the potential recipients.

Each potential recipient who contacted Stifel Nicolaus regarding the DSP received materials relating to the DSP via e-mail and also via FedEx delivery. The DSP materials included participation instructions, an indication of interest form, forms for opening a brokerage account with Stifel Nicolaus and a copy of the preliminary prospectus filed with the Commission. To comply with Rule 134(b)(1) under the Securities Act, the DSP materials contained a statement that no sales of the shares can occur, and no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. In addition, in accordance with Rule 134(d) under the Securities Act, the materials contained a statement that indications of interest made under the program create no obligation to purchase by the potential recipient.

Individuals who wished to express an indication of interest in the shares were asked to complete the enclosed indication of interest form, specifying the number of shares requested and supplying information for compliance purposes. All indications of interest were required to be submitted to Stifel Nicolaus by May 19, 2011.  The indication of interest form also advises potential recipients that if they signed a lock-up agreement with respect to the offering, any shares purchased through the DSP will be subject to such lock-up agreement.  Once all indication of interest forms have been received, Stifel Nicolaus will provide the Company with the list of individuals who have completed the forms for participating in the DSP, who have opened accounts and who otherwise appear to be eligible to purchase shares under the DSP.  The

Company will then review this list and determine the actual allocation of shares among these prospective recipients.

All prospective recipients will be required to purchase shares though a Stifel Nicolaus account.  Individuals who do not have an account with Stifel Nicolaus will be required to open an account based on the information provided in the subscription documents.

Once the offering has been priced and the registration statement relating to the offering has been declared effective, Stifel Nicolaus will contact each prospective recipient (either orally or electronically) who has been approved by the Company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the DSP. The individual will be given the opportunity to purchase all or any portion of the shares allocated to the individual by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the sale will be confirmed with the individual, either orally or electronically, and Stifel Nicolaus will mail a written confirmation of the purchase accompanied by either a final prospectus or electronic access to a final prospectus.

The DSP is a part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the DSP and the process described above, the procedures for the DSP are substantially the same as the procedures for the general offering to the public.

The Company has provided copies of the materials that were distributed to potential recipients of directed shares to the Staff under separate cover.

Exhibit 5.1 - Opinion of Proskauer Rose LLP

5.              Please have counsel revise its opinion to cover the shares subject to the underwriters’ overallotment option.

Pursuant to the Staff’s comment, we have revised the Opinion of Proskauer Rose LLP to cover the shares subject to the underwriters’ overallotment option.

*  *  *  *  *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions.  Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen
Julie M. Allen

Enclosures

cc:	Peter J. Sandore (Sabre Industries, Inc.)
James J. Junewicz (Winston & Strawn LLP)
David A. Sakowitz (Winston & Strawn LLP)